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                                                                    Exhibit 99.5

                              BRIGHT STATION PLC

                        PROPOSED DIRECTOR SHAREHOLDING



Simon Anthony Charles Canham, whose appointment as Chief Financial Officer of the Company is to be put to shareholders at an EGM on 6 July 2001, acquired an interest in 100,000 Ordinary shares of 1p each in the Company on 28 June 2001. Mr Canham's spouse, Mrs Helen Anne Canham purchased 100,000 Ordinary shares.
The price per share was 6p and the Company was notified of the transaction on 28 June 2001. Mr Canham now has a total interest of 100,000 Ordinary shares, representing 0.06% of the issued class following this notification.

Ends

For further enquiries, please contact:

Jonathan Ball, Company Secretary
Bright Station plc                                              020 7925 7698